UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number ________

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

(650) 340-1888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is furnished by Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands (“MPU Cayman”), to the Securities and Exchange Commission (the “Commission”) as the successor to Mega Matrix Corp., a Delaware corporation (“MPU DE”), pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). Pursuant to Rule 12g-3(a) under the Exchange Act, the issued and outstanding Class A ordinary shares, par value of $0.001 (“Class A Shares”) as of October 8, 2024, of MPU Cayman are deemed registered under Section 12(b) of the Exchange Act.

Pursuant to the Redomicile Merger (as defined below) and as approved by the NYSE American, MPU Cayman’s Class A Shares are now listed on the NYSE American under the symbol “MPU.” The CUSIP/ISIN number relating to the Class A Shares of MPU Cayman is G6005C 108/ KYG6005C1087.

Terms used in this report but not defined herein, or for which definitions are not otherwise incorporated by reference, shall have the meaning ascribed to such terms in MPU Cayman’s registration statement on Form F-4 filed with the Commission on April 20, 2023, as amended (File No.: 333-271349) and declared effective on August 13, 2024 (the “Registration Statement”), and the proxy statement/prospectus contained therein, under the section titled “CERTAIN DEFINED TERMS” beginning on page ii thereof, and such definitions are incorporated herein by reference.

REDOMICILE MERGER

On October 8, 2024, MPU Cayman, MPU DE, and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into MPU DE, with MPU DE surviving as a wholly-owned subsidiary of MPU Cayman, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by MPU DE stockholders on September 25, 2024.

The Merger Agreement was filed as Annex A to MPU Cayman’s Registration Statement and the proxy statement/prospectus contained therein.

Prior to the Redomicile Merger, shares of MPU DE’s common stock were registered pursuant to Section 12(b) of the Exchange Act, and listed on the NYSE American under the symbol “MPU.” As a result of the Redomicile Merger, each issued and outstanding share of MPU DE’s common stock acquired prior to October 8, 2024 has been exchanged for one MPU Cayman Class A Share.

In connection with the Merger Agreement, each outstanding option and warrant exercisable into common stock of MPU DE has been assumed by MPU Cayman under the same terms and conditions. Additionally, MPU Cayman has agreed to assume all of MPU DE’s rights and obligations under MPU DE’s stock-based benefit and compensation plans and programs as part of the Merger Agreement. All rights to purchase or receive, or receive payment based on, each share of MPU DE’s common stock arising under MPU DE’s equity compensation plans entitles the holder to purchase or receive, or receive payment based on, as applicable, one Class A Share of MPU Cayman.

MPU Cayman, together with its subsidiaries, shall own and continue to conduct MPU DE’s business in substantially the same manner as it is currently being conducted. MPU Cayman is managed by the same board of directors and executive officers that manage MPU DE prior to the Redomicile Merger, with the directors to serve until such time as they are removed from office by ordinary resolution of the shareholders or by a resolution of the board of directors.

In connection with the completion of the Redomicile Merger, MPU Cayman expects to enter into indemnification agreements with those directors, executive officers and other officers and employees (including those of its subsidiaries) who currently have indemnification agreements with MPU DE. The MPU Cayman indemnification agreements will be substantially similar to MPU DE’s existing indemnification agreements and will generally require that MPU Cayman indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee’s current or past association with MPU Cayman, any subsidiary of MPU Cayman or another entity where he or she is or was serving at MPU Cayman’s request as a director or officer or in a similar capacity that involves services with respect to any employee benefit plan. The indemnification agreements also provide for the advancement of defense expenses by MPU Cayman.

DESCRIPTION OF SHARE CAPITAL OF MPU CAYMAN

The following description of the material terms of MPU Cayman’s Ordinary Shares includes a summary of specified provisions of the memorandum and articles of association of MPU Cayman in effect as of the date of this filing. Such memorandum and articles of association of MPU Cayman were attached as an exhibit to the Registration Statement of which is incorporated herein by reference.

Authorized Share Capital

MPU Cayman is authorized to issue shares totaling US$120,000, divided into (i) 100,000,000 Class A Shares of par value US$0.001 each, (ii) 10,000,000 Class B Shares of par value US$0.001 each and (iii) 10,000,000 Preferred Shares of par value US$0.001 each. The board of directors of MPU Cayman is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper.

On August 14, 2024, MPU Cayman had one Class A Share issued and outstanding and no preferred shares issued and outstanding. Upon the completion of the Redomicile Merger, MPU Cayman has issued approximately 40,470,084 Class A Shares in the Redomicile Merger and the one Class A Share issued and outstanding prior to the Redomicile Merger has been cancelled. There are no Class B Share or Preferred Shares outstanding, although MPU Cayman intends to effect a reclassification of approximately 5,933,700 Class A Shares held by the Yucheng Hu, our director, chairman, president and chief executive officer through the issuance 5,933,700 Class B Shares to him concurrent with the repurchase of Mr. Hu’s 5,933,700 Class A Shares.

Ordinary Shares

General

MPU Cayman is authorized to issue 100,000,000 Class A Shares and 10,000,000 Class B Shares, and immediately prior to the close of the Redomicile Merger, there was one (1) Class A Share issued and outstanding. Upon the consummation of Redomicile Merger, MPU Cayman has 40,470,084 Class A Shares issued and outstanding. All of MPU Cayman’s outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. MPU Cayman’s shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with the memorandum and articles of association of MPU Cayman.

Dividends

The holders of Ordinary Shares of MPU Cayman are entitled to such dividends as may be declared by MPU Cayman’s board of directors. The memorandum and articles of association of MPU Cayman provide that its board of directors may declare and pay dividends if justified by MPU Cayman’s financial position and permitted by law.

Voting Rights

Each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of MPU Cayman, and each Class B Share shall be entitled to fifty (50) votes on all matters subject to vote at general meetings of MPU Cayman. Class A Shares and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. In respect of all matters subject to a shareholders’ vote, each Ordinary Share of MPU Cayman is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless voting by way of a poll is required by the rules of any stock exchange on which MPU Cayman’s shares are listed for trading, or a poll is demanded by the chairman of such meeting or one or more shareholders who, individually or collectively, holding not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting. A quorum required for a meeting of shareholders (for as long as the MPU Cayman’s Class A Shares are listed on the stock exchange) consists of one or more shareholders who holds shares that represent at least one-third of the MPU Cayman’s issued voting shares. Shareholders’ meetings, if the directors consider necessary or desirable, may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of MPU Cayman’s board of directors or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 10% of the rights to vote at such general meeting. At least seven clear days’ notice of a general meeting must be given to the shareholders. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares of MPU Cayman cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares of MPU Cayman cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to the memorandum and articles of association of MPU Cayman.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of MPU Cayman’s shareholders may transfer all or any of his or her Ordinary Shares of MPU Cayman by an instrument of transfer in the usual or common form or any other form approved by MPU Cayman’s board of directors. MPU Cayman’s board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Shares of MPU Cayman irrespective of whether the shares are fully paid or MPU Cayman has no lien over it. If MPU Cayman’s board of directors refuses to register a transfer, it shall, within two months after the date on which the transfer was lodged, send to each of the transferor and the transferee notice of such refusal. MPU Cayman intends to waive its right to refuse transfers of any Ordinary Shares of MPU Cayman. The registration of transfers may, after compliance with any notice required of the stock exchange on which MPU Cayman’s shares are listed, be suspended at such times and for such periods as MPU Cayman’s board of directors may determine, provided, however, that the registration of transfers shall not be suspended for more than 45 days in any year as MPU Cayman’s board of directors may determine.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

MPU Cayman’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares of MPU Cayman in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares of MPU Cayman that have been called upon and remain unpaid are subject to forfeiture.

Class B Share Conversion Rights

Each Class B Share is convertible into one (1) Class A Share at any time by the holder thereof. The number of Class B Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Shares upon any of the following events, and no further Class B Shares shall be issued by the MPU Cayman thereafter:

(a) Any direct or indirect sale, transfer, assignment or disposition of such number of Class B Shares by the holder thereof or an affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Shares through voting proxy or otherwise to any person or entity that is not a charitable trust for which the voting control remains with such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of the Class B Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or third party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Shares, in which case all the related Class B Shares shall be automatically converted into the same number of Class A Shares.

(b) The Management Shareholder, which is designated as Yucheng Hu, MPU’s chairman, director, chief executive officer and president, ceasing to be a director, officer or employee of MPU Cayman;

(c) The total number of issued and outstanding Class B Shares beneficially owned by all Management Shareholders collectively is less than 5% of the total number of issued and outstanding Ordinary Shares; or

(d) The Management Shareholder being permanently unable to attend board meetings and manage the business affairs of MPU as a result of incapacity solely due to his or her then physical and/or mental condition (which, for the avoidance of doubt, does not include any confinement against his or her will).

Class A Shares are not convertible into Class B Shares under any circumstances.

Redemption of Ordinary Shares

The Companies Act and MPU Cayman’s memorandum and articles of association permit MPU Cayman to purchase its own shares. In accordance with MPU Cayman’s articles of association, provided the necessary shareholders or board approval have been obtained, MPU Cayman may issue shares on terms that are subject to redemption at its option on such terms and in such manner, provided the requirements under the Companies Act have been satisfied, including out of capital, as may be determined by MPU Cayman’s board of directors.

Inspection of Books and Records

Holders of MPU Cayman’s Ordinary Shares have no general right under MPU Cayman’s memorandum and articles of association to inspect or obtain copies of MPU Cayman’s list of shareholders or corporate records. However, MPU Cayman will provide its shareholders with annual audited financial statements.

Issuance of Additional Shares

MPU Cayman’s memorandum and articles of association authorizes MPU Cayman’s board of directors to issue additional Ordinary Shares from time to time as MPU Cayman’s board of directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares of MPU Cayman.

Anti-Takeover Provisions

Some provisions of MPU Cayman’s memorandum and articles of association may discourage, delay or prevent a change of control of MPU Cayman or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders. MPU Cayman’s memorandum and articles of association allow MPU Cayman’s shareholders holding shares representing in aggregate not less than 10% of all votes attaching to all of MPU Cayman’s paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of shareholders of MPU Cayman, in which case MPU Cayman’s directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. MPU Cayman’s authorized but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares of MPU Cayman could render more difficult or discourage an attempt to obtain control of MPU Cayman by means of a proxy contest, tender offer, merger or otherwise.

Preferred Shares

MPU Cayman is authorized to issue 10,000,000 preferred shares of par value US$0.001 each, of which none are outstanding as the date of this filing.

MPU Cayman’s directors may fix, by resolution or resolutions, the designation of such series and the number of preferred shares of MPU Cayman to constitute such series, and the variations in the relative rights (including, without limitation, voting, dividend, return of capital, redemption, liquidation, and conversion rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) shall be fixed and determined by the directors.

NYSE American

MPU Cayman’s Class A Shares are listed on the NYSE American under the symbol “MPU.” MPU Cayman will be a foreign private issuer and intends to follow certain home country corporate governance practices, which practices are different from practices afforded to shareholders of non-foreign private issuers companies that are subject to all NYSE American corporate governance requirements.

Transfer Agent

The transfer agent and registrar for MPU Cayman’s Class A Shares is Continental Stock Transfer & Trust, 1 State Street 30th Floor, New York, NY 10004-1561.

Exempted Company

MPU Cayman is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: October 9, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman